UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), represented by its undersigned Investor Relations Officer, in response to the Official Letter No. 44/2016-CVM/SEP/GEA-1, received on February 5, 2016 (Attachment), in reference to the news published on the same date on the newspaper O Estado de São Paulo, Economy & Business section, under the headline “BB and Bradesco must announce acquisition”, informs its shareholders and the public in general that it is continually analyzing business opportunities which are aligned to its strategy.

Bradesco informs that it is unaware of the news sources disclosed in the Newspaper and that, in accordance with the applicable legislation, notably the CVM Instruction No. 358/2002, any material facts relating to its activities or operations shall be duly communicated to the market.

Cidade de Deus, Osasco, SP, February 10, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

A T T A C H M E N T

Official Letter No. 44/2016-CVM/SEP/GEA-1

Rio de Janeiro, February 5, 2016.

To Mr.

LUIZ CARLOS ANGELOTTI

Investor Relations Officer of

Banco Bradesco S.A.

Núcleo Cidade de Deus – Prédio Vermelho, 4º Andar, Vila Yara

Osasco – SP - CEP: 06029-900

Fax: (11) 3684-4630/Telephone: (11) 3684-4011

E-mail: 4000.diretoria@bradesco.com.br

c/c:  gre@bvmf.com.br

Refence: Request for Clarifications on news article

Mr. Officer,

1.   We refer to the news published on this date in the newspaper O Estado de São Paulo, Economy & Business section, under the title: “BB and Bradesco must announce acquisition”, with the following statements:

Banco do Brasil and Bradesco, which already control Cielo, advanced in negotiations to become partners of another acquiring company, popularly known as the ‘credit card terminals market’. The two banks are closer to buying the participation of 49% that Citi holds on the American company Elavon, company that also operates credit card and debit card transactions in commercial establishments.

2.   In view of the above, we have determined that you clarify if the news is true, and, if confirmed its veracity, you should explain the reasons you understand it is not considered a material fact, as well as comment on other information you consider important on the topic.

A T T A C H M E N T

3.   Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.    We emphasize that, in accordance with article 3 of CVM Instruction No. 358/02, it is incumbent on the Investor Relations Officer to disclose and communicate CVM and, if appropriate, the stock exchange and over-the-counter market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its businesses, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets where such securities are admitted to trading.

5.    We still remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, of inquiring the managers and controlling shareholders of the company, in order to ascertain whether these would have knowledge of information that should be disclosed to the market.

6.   We bring to your mind that, pursuant to the Companies Relations Superintendence, based on their legal tasks and, according to item II, of Article 9, of Law 6,385/76, and to CVM Instruction No. 452/07, there will be the application of coercive fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this official letter within 1 (one) working day, from the date of knowledge of the content of this letter, sent by e-mail, notwithstanding the provisions of the sole paragraph of article 6 of CVM Instruction No. 358/02.

Sincerely,

Nilza Maria Silva de Oliveira

Company Monitoring Manager 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.